

October 27, 2010

<u>via U.S. mail and facsimile</u>

Kevin Kreisler, Chief Executive Officer
Ecosystem Corporation
One Penn Plaza, Suite 1612
New York, NY   10119

RE: Ecosystem Corporation
          Form 10-K for Fiscal Year Ended December 31, 2009;
          Form 10-K for Fiscal Year Ended December 31, 2008;
          Form 10-Q for Quarter Ended March 31, 2009
          File No.: 0-32143

Dear Mr. Kreisler:

We issued a comment letter to you on the above captioned filings on September 14, 2010. As of the date of this letter, the comments remain outstanding and unresolved. We expect you to contact us by November 10, 2010 to provide a substantive response to the comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by November 1, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Blaise Rhodes (202) 551-3774 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Please contact Susann Reilly at (202) 551-3236 or James Lopez at (202) 551-3536 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: William C. Parker
      Via facsimile: (912) 925-1765
   Kevin Kriesler
      Via facsimile: (646) 572-6336